UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13DA

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CONMED HEALTHCARE MANAGEMENT, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

20741M03

(CUSIP Number)

Edward Heil 8052 Fisher Island Drive Fisher Island, Florida 33109 Tel: (305) 673-0500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Edward Heil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 218,130
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 218,130
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 218,130
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 20741M03

Item 1.	Security and Issuer.

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed by Edward Heil on July 20, 2011 (the “Original Schedule 13D”) relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is 7250 Parkway Dr., Suite 400, Hanover, MD 21076.

Except as specifically set forth herein, the Original Schedule 13D remains unmodified. All items not reported in this Amendment No. 1 are herein incorporated by reference from the Original Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information provided in Items 4 and 5 below is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On November 16, 2011, the Merger Agreement was terminated in accordance with its terms, and upon such termination, the Commitment Letter and the Voting Agreement automatically terminated pursuant to their respective terms. As a result, Mr. Heil is no longer bound by any of the terms of the Commitment Letter or the Voting Agreement with respect to the Heil Shares. Currently, Mr. Heil plans to hold the Heil Shares for investment purposes.

Except as set forth in this Schedule 13D and the corresponding exhibits hereto, Mr. Heil does not have any plans or proposals which relate to or which would result in any of the acts specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although Mr. Heil reserves the right to develop such plans).

Item 5.	Ownership.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Mr. Heil beneficially owns 218,130 shares of Common Stock, including a warrant to purchase up to 8,430 shares of Common Stock. Such shares represent approximately 1.7% of the outstanding shares of Common Stock (based upon

CUSIP No. 20741M03

13,140,911 shares of Common Stock outstanding as of November 10, 2011 (including Common Stock that may be issued pursuant to warrants owned by Mr. Heil), as set forth in the Company’s quarterly report filed on Form 10-Q for the period ending September 30, 2011).

As a result of the termination of the Merger Agreement, the Commitment Letter and the Voting Agreement, Mr. Heil no longer will be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with the Desnick Reporting Persons.

(b)	Mr. Heil has the sole power to vote and dispose of 218,130 shares of Common Stock. As stated in paragraph (a), above, Mr. Heil does not have shared voting or dispositive power over any shares of Common Stock.

(c)	Other than as described in Items 3 and 4 above, Mr. Heil has effected no transactions in the Common Stock.

(d)	Other than as described in Items 3 and 4 above, to the knowledge of Mr. Heil, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock described in this Schedule 13D.

(e)	Mr. Heil ceased to be the beneficial owner of more than 5% of the Common Stock of the Company on November 16, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information provided in Items 3, 4 and 5 above is incorporated by reference into this Item 6.

CUSIP No. 20741M03

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2011

By:	/s/ Edward Heil
Name:	Edward Heil

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